Exhibit 99.1

Golden Star Completes Amendments and Upsizing of Senior Secured Credit Facility

TORONTO, Oct. 9, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce the amending and upsizing of the senior secured credit facility ("the Credit Facility" or "the Facility") with Macquarie Bank Limited entered into by the Company on October 17, 2019. All monetary amounts refer to United States dollars.

Highlights

  Credit Facility extended to $70 million, representing a $20 million increase on the $50 million outstanding balance on the Facility
  Amortization profile rescheduled with the $5 million quarterly principal repayments deferred to commence in September 2021
  Upsizing of the facility and deferral of the amortization schedule create $35 million of additional liquidity ahead of the maturity of the convertible debentures in August 2021
  Interest charge remains unchanged at LIBOR plus 4.5%
  As part of the amendment of the Facility, Golden Star has entered into zero cost collars for a total of 87,500 ounces over 2021 and 2022 with a floor price of $1,600 per ounce and an average ceiling of price of $2,182 per ounce

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"The amendments to the Credit Facility and the recently announced completion of the sale of the Bogoso-Prestea operation combine to further strengthen our balance sheet. The restructuring of the Credit Facility creates $35 million of incremental liquidity which, combined with the $15 million of proceeds from the sale of the Bogoso-Prestea operations due to be received by July 2021, results in $50 million of additional liquidity. Should it be required, this provides us with the solution to satisfy the repayment of the convertible debentures on maturity in August next year. In turn, our current cash position and ongoing cash flow generation from Wassa enable us to focus on stepping up our investment in drilling and development at Wassa together with a broader exploration program on a number of targets on the highly prospective Ashanti belt.

The extension of the gold price protection program to the end of 2022 secures an attractive floor and ceiling price for the period, further de-risking the Company's ability to deliver on its financial obligations while also looking to explore the options to capitalize on the large resource and latent mill capacity at Wassa."

Upsized Credit Facility - $70 million
The Credit facility has been upsized to $70 million, allowing the Company to re-draw the two $5 million repayments that were made in June and September 2020 and an additional $10 million of new capacity which will be made available in conjunction with the redemption of the convertible debentures maturing in August 2021.

Rescheduled principal repayment profile
The Credit Facility has been amortising at a rate of $5 million per quarter with two principal repayments having been made so far in 2020. The restructuring of the Facility includes a rescheduled amortization profile which defers the next quarterly repayment to September 2021. These quarterly repayments will then continue to December 2023 when the remaining balance of the Facility will be settled by a $25 million bullet payment.

Hedging
As a condition of amending the Credit Facility, the Company has extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie Bank Limited on a total of an additional 87,500 ounces with a floor price of $1,600 per ounce and a ceiling of $2,176 per ounce in 2021 and $2,188 per ounce in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from January 2021 to December 2022.

Together with the existing zero cost collar structures, the Company currently has gold price protection in place for 100,100 ounces at an average floor price of $1,587 per ounce and an average ceiling price of $2,158 per ounce.

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding the receipt by Golden Star of the proceeds of the sale of Bogoso-Prestea and the potential amount thereof; the Company's ability to repay the convertible debentures maturing in August 2021, to repay the quarterly principal repayments of the Facility from September 2021 and to deliver on its financial obligations, generally; and the acceleration of the Company's investment at Wassa and in its exploration pipeline.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; the ability to complete the sale transaction and realize the anticipated benefits therefrom; the ability to obtain all necessary consents and approvals for the sale transaction; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 09-OCT-20